Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report
Collection Period Ended 31-Jul-2018
Page 1 of 5

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Jun-2018	31-Jul-2018		
Determination Date	13-Aug-2018			
Record Date	14-Aug-2018			
Distribution Date	15-Aug-2018			
Interest Period of the Class A-1 Notes (from... to)	25-Jul-2018	15-Aug-2018	Actual/360 Days	21
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	25-Jul-2018	15-Aug-2018	30/360 Days	20

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	300,000,000.00	210,275,012.33	89,724,987.67	299.083292	0.700917
Class A-2A Notes	389,000,000.00	389,000,000.00	389,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	125,000,000.00	125,000,000.00	125,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	449,000,000.00	449,000,000.00	449,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**1,384,950,000.00**	**1,295,225,012.33**	**89,724,987.67**		

Overcollateralization	35,512,333.05	35,512,333.05	35,511,558.33
Adjusted Pool Balance	1,420,462,333.05	1,420,462,333.05	1,330,736,570.66
Yield Supplement Overcollateralization Amount	87,929,652.04	87,929,652.04	81,592,312.92
Pool Balance	**1,508,391,985.09**	**1,508,391,985.09**	**1,412,328,883.58**

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	411,250.00	1.370833	90,136,237.67	300.454126
Class A-2A Notes	2.710000%	585,661.11	1.505556	585,661.11	1.505556
Class A-2B Notes	2.153630%	157,035.52	1.256284	157,035.52	1.256284
Class A-3 Notes	3.030000%	755,816.67	1.683333	755,816.67	1.683333
Class A-4 Notes	3.150000%	213,412.50	1.750000	213,412.50	1.750000
Total		**$2,123,175.80**		**$91,848,163.47**	

Amounts in USD

Available Funds

Principal Collections	95,231,682.15
Interest Collections	8,469,515.39
Net Liquidation Proceeds	434,298.41
Recoveries	0.00
Purchase Amounts	101,423.84
Advances made by the Servicer	0.00
Investment Earnings	20,524.74
Available Collections	**104,257,444.53**
Reserve Fund Draw Amount	0.00
Available Funds	**104,257,444.53**

Distributions

(1) Total Servicing Fee	2,513,986.64
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	2,123,175.80
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	89,724,987.67
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	9,895,294.42
Total Distribution	**104,257,444.53**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	2,513,986.64	2,513,986.64	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,123,175.80	2,123,175.80	0.00
thereof on Class A-1 Notes	411,250.00	411,250.00	0.00
thereof on Class A-2A Notes	585,661.11	585,661.11	0.00
thereof on Class A-2B Notes	157,035.52	157,035.52	0.00
thereof on Class A-3 Notes	755,816.67	755,816.67	0.00
thereof on Class A-4 Notes	213,412.50	213,412.50	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,123,175.80	2,123,175.80	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	89,724,987.67	89,724,987.67	0.00
Aggregate Principal Distributable Amount	89,724,987.67	89,724,987.67	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	715.10
minus Net Investment Earnings	715.10
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	715.10
Net Investment Earnings on the Collection Account	19,809.64
Investment Earnings for the Collection Period	20,524.74

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:
Class A-1 Notes $300M (20.3%), Class A-2A Notes $389M (26.3%), Class A-2B Notes $125M (8.4%), Class A-3 Notes $449M (30.3%), Class A-4 Notes $122M (8.2%), Certificates $96M (6.5%), Total $1,481M (100.0%). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $74,046,516.28, according to Regulation RR.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	1,508,391,985.09	50,953
Principal Collections	62,704,892.12	
Principal Collections attributable to Full Pay-offs	32,526,790.03	
Principal Purchase Amounts	101,423.84	
Principal Gross Losses	729,995.52	
Pool Balance end of Collection Period	1,412,328,883.58	49,682
Pool Factor	93.63%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.40%
Weighted Average Number of Remaining Payments	52.73	50.98
Weighted Average Seasoning (months)	14.04	16.18

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,409,749,873.36	49,605	99.82%
31-60 Days Delinquent	2,364,399.79	73	0.17%
61-90 Days Delinquent	214,610.43	4	0.02%
91-120 Days Delinquent	0.00	0	- %
Total	1,412,328,883.58	49,682	100.00%

Delinquency Trigger			2.673%
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.015%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	729,995.52	20	729,995.52	20
Principal Net Liquidation Proceeds	434,029.58		434,029.58	
Principal Recoveries	-		-	
Principal Net Loss / (Gain)	295,965.94		295,965.94	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.243%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.243%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.020%
Average Net Loss / (Gain)	14,798.30

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.